Exhibit 99.3
Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Financial Statements
September 30, 2006
(Unaudited)
(expressed in U.S. dollars)

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Balance Sheets
(Unaudited)
(expressed in U.S. dollars)

	September 30,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	42,183,695	26,677,452
Restricted cash (note 3)	500,000	2,000,000
Prepaid expenses and advances	229,634	89,753

	42,913,329	28,767,205

Deposit on option agreement (note 4)	1,000,000	—

Loans receivable (note 4)	3,168,147	1,377,754

Property, plant and equipment - net of accumulated depreciation of $133,770 (December 31, 2005 - $79,871)	700,657	372,351

Exploration properties (note 3)	54,495,798	29,989,772

	102,277,931	60,507,082

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,014,804	916,298
Due to related parties (note 5)	89,563	115,418

	1,104,367	1,031,716

Shareholders’ Equity

Share capital (note 6)
Authorized : Unlimited with no par value

Issued and outstanding 119,048,624 (December 31, 2005 – 97,741,744) common shares	102,849,857	59,894,867

Contributed surplus	4,556,689	3,323,299

Deficit	(6,232,982)	(3,742,800)

	101,173,564	59,475,366

	102,277,931	60,507,082

Contingencies (note 3 and 4)
Subsequent Events (notes 4 and 10)
Approved by the Board of Directors

(signed David Lowell)	Director	(signed) Charles Preble	Director
The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Shareholders’ Equity
Unaudited
(expressed in U.S. dollars)

					Deficit
					accumulated
		Warrants			during the
		and	Common	Contributed	exploration
	Common	agent	stock	surplus	stage	Total equity
	stock	options	$	$	$	$
Shares issued for cash	1	—	1,187,562	—	—	1,187,562
Loss for the period	—	—	—	—	(43,741)	(43,741)

Balance — December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821

Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock-based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance — December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

Shares issued for cash – options exercised	200,000	(200,000)	280,000	—	—	280,000
Fair value of options exercised			117,410	(117,410)	—	—
Stock-based compensation	—	—	—	1,048,158	—	1,048,158
Loss for the period	—	—	—	—	(1,468,148)	(1,468,148)

Balance — June 30, 2005	94,227,320	23,767,882	53,231,850	2,764,903	(1,789,177)	54,207,576

Shares issued for cash – Warrants exercised	3,514,424	(3,514,424)	5,974,511	—	—	5,974,511
Warrants expired	—	(1,381)	—	—	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	1,246,902	—	1,246,902
Loss for the period	—	—	—	—	(1,953,623)	(1,953,623)

Balance — December 31, 2005	97,741,744	20,252,077	59,894,867	3,323,299	(3,742,800)	59,475,366

Shares issued for cash – Options exercised	1,193,780	—	1,717,086	—	—	1,717,086
Shares issued for cash – Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	40,226,200
Warrants expired	—	(8,084)	—	—	—	—
Fair value of options exercised	—	—	1,011,704	(1,011,704)	—	—
Stock-based compensation	—	—	—	2,245,094	—	2,245,094
Loss for the period	—	—	—	—	(2,490,182)	(2,490,182)

Balance — September 30, 2006	119,048,624	130,893	102,849,857	4,556,689	(6,232,982)	101,173,564

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Unaudited
(expressed in U.S. dollars)

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$
Interest income	471,721	243,772	1,254,270	656,218

Expenses
Stock-based compensation	481,168	484,756	1,508,799	1,296,772
Professional fees	310,361	213,908	1,069,436	702,857
Management fees and salaries	372,458	170,795	645,702	403,488
Listing and filing fees	48,266	161,192	256,056	204,544
Office	73,493	52,287	196,372	113,018
Shareholder information	21,015	16,409	137,548	39,120
Travel	70,517	20,030	145,733	52,356
Donations and Scholarships	—	—	4,516	—
Bank charges	1,333	609	4,360	1,698
Depreciation	882	679	2,646	1,579
U.S. registration	—	—	—	71,981
Foreign exchange loss (gain)	2,582	(35,517)	(226,716)	78,328

	1,382,075	1,085,148	3,744,452	2,965,741

Loss for the period	(910,354)	(841,376)	(2,490,182)	(2,309,523)

Deficit — Beginning of period	(5,322,628)	(1,789,177)	(3,742,800)	(321,029)

Deficit — End of period	(6,232,982)	(2,630,553)	(6,232,982)	(2,630,552)

Loss per share — basic and diluted	(0.01)	(0.01)	(0.02)	(0.02)

Weighted average number of shares outstanding	118,543,515	94,283,862	113,076,344	94,157,323

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Unaudited
(expressed in U.S. dollars)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$
Cash flows from (used in) operating activities
Loss for the period	(910,354)	(841,376)	(2,490,182)	(2,309,523)
Items not affecting cash
Depreciation	882	679	2,646	1,579
Stock-based compensation	481,168	484,756	1,508,799	1,296,772
Change in non-cash working capital items
Prepaid expenses and advances	163,763	200,893	(139,881)	(61,789)
Accounts payable and accrued liabilities	(144,863)	(1,094,361)	98,508	333,663

	(409,404)	(1,249,409)	(1,020,110)	(739,298)

Cash flows from (used in) financing activities
Share capital issued for cash — net	1,050,734	795,864	41,943,286	1,075,864
Due to related parties	(79,966)	(779)	(25,855)	(220,223)

	970,768	795,085	41,917,431	855,641

Cash flows from (used in) investing activities
Restricted cash	—	—	1,500,000	—
Deposit on an option agreement	(500,000)	—	(1,000,000)	—
Loans receivable	(116,228)	(283,663)	(1,790,393)	(1,363,663)
Purchase of property, plant and equipment	(206,921)	(38,300)	(382,206)	(201,320)
Exploration properties	(2,899,829)	(4,266,019)	(23,718,479)	(13,276,068)

	(3,622,978)	(4,587,982)	(25,391,078)	(14,841,051)

Increase (decrease) in cash and cash equivalents	(3,161,614)	(5,042,306)	15,506,243	(14,724,708)

Cash and cash equivalents — Beginning of period	45,345,309	31,024,926	26,677,452	40,707,328

Cash and cash equivalents — End of period	42,183,695	25,982,620	42,183,695	25,982,620

Non-cash investing and financing activities
Exploration properties — Stock-based compensation	328,265	137,868	736,295	374,011

Exploration properties — Depreciation	20,002	5,352	51,252	22,922

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Unaudited
(expressed in U.S. dollars)
1	Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at September 30, 2006, the Company has no properties under development and to date has not generated any operating revenues. Consequently, it is considered to be in the exploration stage.

2	Significant accounting policies

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

3	Exploration properties – Toromocho Project

	Nine Months	Twelve Months
	Ended	Ended
	September 30,	December 31,
	2006	2005
	$	$
Balance — Beginning of period	29,989,772	12,756,598

Costs for the period:
Deposit on water treatment plant	15,000,000	—
Supplies and general	2,959,015	2,536,686
Salaries and consulting	2,328,310	3,591,827
Drilling	1,303,894	6,195,624
Value added tax	1,001,312	1,719,595
Acquisition and lease	788,044	336,760
Stock-based compensation	736,295	511,532
Assay sampling and testing	260,505	1,176,398
Travel	77,399	111,605
Depreciation	51,252	53,147
Royalty advance	—	1,000,000

Costs for the period	24,506,026	17,233,174

Balance — End of period	54,495,798	29,989,772

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Unaudited
(expressed in U.S. dollars)
On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro- del Peru S.A. (“Centromin”). Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.

In May 2006, the option was renewed for an additional year, and can be renewed for one additional annual period.

Under the terms of the contract, the Company was required to invest in the project a cumulative amount of no less than $3,000,000 (completed) in the first two contract years. In addition, the Company’s commitments under the option agreement were to expend a further $3 million in each of the third, fourth and fifth year (completed).

Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its total expenditure obligation of $12 million.

Upon exercise of the Toromocho Option, the Company would enter into a Transfer Agreement with Centromin to transfer Centromin’s interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30.0 million towards required development obligations.

The Company has deposited $15 million in a restricted, non-refundable account for the construction of a water treatment plant to treat water coming from the Morococha mining district. The Company will be responsible for the construction of the water treatment plant and administration of funds used for studies and construction. Once constructed, the Company and other mining companies in the Morococha mining district will pay their pro-rata share of the operating costs of the plant and, eventually, the closure costs of the plant. The Company will have no responsibility or liability for the operation of the plant once it is constructed. The Company will be responsible for construction costs over and above the initial estimate of $15 million.

Restricted cash of $500,000 has been provided as security for possible environmental liabilities resulting from exploration drilling. Under an addendum to the Toromocho Option Agreement, the Company contributed $1 million to a fund to improve the economic and social conditions in the area influenced by the Toromocho Project. The Company made a second payment of $1 million in September 2005, which is an advance against royalties.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that the concessions were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Unaudited
(expressed in U.S. dollars)
4	Deposit on option agreement and loans receivable

On May 9, 2005, the Company entered into purchase agreements whereby it acquired $9.6 million of loans receivable by various lender institutions in Peru for payments totalling $2.9 million. Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), the borrower of the purchased loans, owns mining concessions and surface rights adjacent to the Toromocho Project. The Company entered into negotiations with Austria Duvaz to acquire mining concessions important to the development of the Toromocho Project. In addition, the Company has incurred legal fees of $0.3 million relating to the acquisition of these loans.

On March 17, 2006, the Company signed an agreement, which gives it an option to acquire the Morococha mining concessions, surface areas and assets of, Austria Duvaz. PCI has paid a non-refundable $1 million for a six-month option period during which a due diligence review was made of the Austria Duvaz assets and liabilities.

On October 13, 2006 the Company completed its due diligence of Austria Duvaz and entered into option agreements to purchase all of its mining concessions. Austria Duvaz owns an estimated 225 hectares of mining concessions in the Morococha mining district. Approximately 60 hectares are directly adjacent to the concessions, which comprise the Toromocho pit as delineated in the Company’s pre-feasibility study that was completed earlier this year.

Through a share purchase agreement, the Company acquired Minera Centenario SAC (“Centenario”), which will own outright 26 mining concessions and have partial ownership interests in another 4 concessions by a reorganization process enacted by Austria Duvaz. In exchange, the Company has agreed to cancel outstanding debt of Austria Duvaz and pay an additional sum to shareholders of Centenario.

In a separate option agreement executed on October 13, 2006, the Company will have the right to acquire interests in an additional 30 mining concessions of Austria Duvaz within a period of five years. In exchange for this option, the Company will assume additional obligations of Austria Duvaz and pay Austria Duvaz a business interruption fee should the option be exercised prior to the end of the fifth year. The total cost of both agreements to the Company is $24 million and is comprised of: payments to the shareholders of Austria Duvaz $8.0 million, general creditor debt cancellation of $13.1 million and financial institutions debt cancellation $2.9 million (paid).

The contractual parties agreed on an appendix in the frame agreement, signed on March 16th, 2006, which enumerated the amount of the debt and identified creditors. The total value of such debt is $13.1 million. However, the Company has the right to renegotiate payment terms and conditions in order to obtain the highest economic benefit.

5	Related party transactions
a)	During the nine months ended September 30, 2006, the Company received consulting and management services from certain principal directors or companies controlled by directors in the amount of $303,606 (September 30, 2005 — $166,239).

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Unaudited
(expressed in U.S. dollars)
b)	During the nine months ended September 30, 2006, the Company received legal services from a law firm, in which an officer of the Company is a partner in the law firm, in the amount of $154,884. (September 30, 2005 — $82,601).

c)	The amounts payable to related parties are non-interest bearing, due on demand and unsecured.
6	Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares. As at September 30, 2006, no preferred shares are issued and outstanding.

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

		Weighted
		average
	Number of	exercise price
	options	(in C$)	Expiry
Options outstanding at December 31, 2004	5,922,100	1.70

Granted	1,950,400	1.53	2010
Cancelled	(359,500)	1.69	2009

Options outstanding at December 31, 2005	7,513,000	1.65

Granted	1,721,500	5.06	2011
Exercised	(1,193,780)	1.71	2009
Cancelled	(840,460)	2.63	2009

Options outstanding at September 30, 2006	7,200,260	2.35

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at September 30, 2006:

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Unaudited
(expressed in U.S. dollars)

	Exercise
	price		Number	Number
Expiry date	$		outstanding	exercisable
February 24, 2009	US$	1.40	780,000	780,000
June 29, 2009	US$	1.40	214,800	118,800
October 6, 2009	C$	1.65	2,848,960	2,457,860
November 24, 2009	C$	1.56	576,000	336,000
February 8, 2010	C$	1.26	300,000	180,000
May 5, 2010	C$	1.58	984,000	529,776
February 6, 2011	C$	4.25	300,000	60,000
May 10, 2011	C$	5.40	546,500	—
August 10, 2011	C$	4.97	550,000	—
August 28, 2011	C$	5.41	100,000	—

			7,200,260	4,462,436

On February 6, 2006, the Company issued 300,000 share purchase options to a director of the Company with an exercise price of C$4.25. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on August 6, 2006. All of these options will expire on February 6, 2011. The Company estimated the fair value of these options to be $710,604.

On May 10, 2006, the Company issued 771,500 share purchase options to officers and employees of the Company with an exercise price of C$5.40. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on November 10, 2006. All of these options will expire on May 10, 2011. The Company estimated the fair value of these options to be $2,400,265. Of these options, 225,000 have been cancelled.

On August 10, 2006, the Company issued 550,000 share purchase options to employees of the Company with an exercise price of C$4.97. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on Febuary 10, 2007. All of these options will expire on August 10, 2011. The Company estimated the fair value of these options to be $1,559,055.

On August 28, 2006, the Company issued 100,000 share purchase options to a consultant of the Company with an exercise price of C$5.41. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on Febuary 28, 2007. All of these options will expire on August 28, 2011. The Company estimated the fair value of these options to be $311,613.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Unaudited
(expressed in U.S. dollars)
The fair values of the options granted during the nine months ended September 30, 2006 were estimated using the Black-Scholes options pricing method with the following assumptions:

Nine Months Ended
September 30, 2006
Risk-free interest rate	4.12 - 4.30%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	5
Stock-based compensation expense will be recorded over the vesting period of the share purchase options granted. During the nine months ended September 30, 2006, compensation expense of $2,254,094 was recorded. Of this amount $1,508,799 was an operating expense in the period and $736,295 was capitalized to exploration properties.

Agent options

As at September 30, 2006, 130,893 agent options were outstanding with an exercise price of $1.40 and expiring on March 18, 2007.

7	Income taxes

As of December 31, 2005, the Company has incurred non-capital losses for Canadian tax purposes of approximately C$10,623,000, which may be carried forward and used to reduce taxable income. These losses expire as follows:

$
2014	5,528,000
2015	5,095,000

Total	10,623,000

The potential future tax benefits of these losses amounting to approximately $3,824,000 have been reduced to $nil by a valuation allowance.

There are no significant unrecognized income tax assets or temporary differences in the Company’s subsidiaries.

8	Commitments

Mineral property commitments are described in notes 3 and 4.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Unaudited
(expressed in U.S. dollars)
9	Segmented information

The Company has one operating segment, which is mineral exploration. Total assets by geographic segment are as follows:

	September 30,	December 31,
	2006	2005
	$	$
Canada	40,792,208	24,841,625
Peru	61,485,723	35,665,457

	102,277,931	60,507,082

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.

10	Subsequent events

On October 3, 2006, the Company entered into an option to purchase 1,350 hectares from the Yauli community for future use as a tailings deposit. The terms of the agreement provide that the Company will contribute $0.7 million toward community projects before October 4, 2009.

On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Centromin. The Company’s interest in this resolution relates to the fact that the subject land lies within the boundaries of the Toromocho Option that the Company has with Centromin. In exchange for abandoning a legal action against Centromin, Pucara has accepted land and improvements in equipment and facilities valued at $2.0 and either 500,000 shares of Peru Copper common stock, or a cash payment in an amount equal to the value of 500,000 shares of Peru Copper common stock on October 10, 2006.

Subsequent events as noted in note four.